SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Envoy Capital Group Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

029479 85 2
(CUSIP Number)

Geoffrey B. Genovese
7 Boulevard D’Italie
Monte Carlo, Monaco
98000
(416) 593-1212
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 029479 85 2	13D	Page 2 of 5 Pages

(1)		Name of Reporting Person Geoffrey B. Genovese
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) PF
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,541,083
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,541,083
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,083
(12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)		Percent of Class Represented by Amount in Row (11) 18.0%
(14)		Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this "Statement") is being filed on behalf of Geoffrey B. Genovese relating to the common shares, without par value (the "Common Shares"), of Envoy Capital Group Inc., a corporation existing under the laws of Ontario, Canada (the "Issuer"). This Statement amends and supplements the initial statement on Schedule 13D filed on April 17, 2009 (the "Original Statement"). The Original Statement is hereby amended and supplemented as follows.

Item 3.             Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

Mr. Genovese used personal funds to acquire the 200,000 Common Shares described in Item 5(c) below.

Item 4.             Purpose of Transaction

Item 4 is hereby supplemented as follows:

The 200,000 Common Shares described in Item 5(c) below were acquired for investment purposes only. Mr. Genovese does not have any current intention of acquiring ownership of, or control or direction over, any additional Common Shares.  Depending on market conditions and other relevant factors, Mr. Genovese may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, exercise of options, private agreements or otherwise.

Item 5.             Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a)        As of the date hereof, Mr. Genovese beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares

Geoffrey Genovese	1,541,083	18.0%

The percentage of outstanding Common Shares in the table above is based on 8,558,377 Common Shares outstanding as of the date hereof.

(b)        Mr. Genovese has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,541,083 Common Shares.

(c)        On June 15, 2009, Mr. Genovese acquired ownership of 200,000 Common Shares of the Issuer pursuant to open market purchases. The Common Shares were acquired at a price of US$1.60 per share and represent approximately 2.3% of the current issued and outstanding Common Shares of the Issuer.

(d)        Not applicable.

(e)        Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009

By:	/s/ Geoffrey B. Genovese
Geoffrey B. Genovese